United Group Fund, Inc.

18622 Rocoso Pl

Tarzana, CA 91356

December 24, 2015

Securities Exchange Commission

Mr. Coy Garrison

Securities Exchange Commission

Washington, DC 20549

Re: United Group Fund Inc.

Draft Offering Statement on Form 1-A

Submitted August 26, 2015

CIK No. 0001646036

Dear Mr. Garrison,

Please see our response to your comments below.

Part I - Notification

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings

1. We note your response to comment 1 and reissue our comment because we do not see the updated disclosure in Item 4 of Part I of your Form 1-A. We note your disclosure on page 21 that you intend for this offering to remain open for one year following the qualification date of your offering statement. However, you indicate that you do not intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3). Please revise your disclosure to clarify this inconsistency.

This was in error. We have asked our Edgar filer to please update it accordingly.

Part II – Offering Circular

Prospectus Summary, page 5

2. We note your revised disclosure in response to comment 4 stating that you will invest in MIGSIF, LLC "where returns exceed 9% annualized return." Please remove this reference to MIGSIF, LLC's annualized return, as performance information for companies other than the issuer is not appropriate for the prospectus summary.

We have removed this reference.

1

3. We note your response to comment 4 and revised disclosure on page 5 that you may invest in MIGSIF, LLC in certain situations. Please revise to disclose the proportion of your assets which may be invested in MIGSIF, LLC. Please refer to Instruction 1 of Item 13(c) of Form S-11.

We have revised this to read as follows:

Use of Proceeds, page 23

4. Please revise the "offering expenses" row in your use of proceeds table on page 23 to quantify the estimated offering expenses of $41,000 to be paid by Mr. Medawar. Please also revise footnote (1) to disclose that Mr. Medawar has agreed to pay the offering expenses in exchange for preferred stock that grants him 10-to-1 voting rights on matters submitted to a vote of holders of common stock.

We have revised the sentence above the Use of Proceeds to read as follows:

Regardless of the number of shares sold, we expect to incur offering expenses estimated at approximately $41,000 for legal ($35,000), accounting ($2,500), and other costs (transfer agent of $2,500 and miscellaneous/contingency of $1,000) in connection with this offering.

We also revised footnote #1 to read as follows:

These costs assume the costs related with completing this Form 1-A as well as those costs related to the services of a transfer agent, listing fees, our interim financial statements, and our legal costs ($41,000) for legal ($35,000), accounting (2,500), and other costs (transfer agent of $2,500 and miscellaneous/contingency of $1,000) in connection with this offering.. To date, Mr. Medawar's contribution has been used to purchase the preferred shares of the Company for 10 to 1 voting rights on matter submitted to a vote of the holders of the common stock. It is the intent of Mr. Medawar to provide for these offering expenses in exchange for preferred stock in the Company.

5. We note your response to comment 3. Please revise footnote (3) in your use of proceeds table, which still references your intent to acquire real estate debt in the form of mezzanine or bridge financing.

We have removed this reference.

2

Management's Discussion and Analysis of Financial Condition, page 27

6. We note that the description of your business plan on pages 27 and 35 for the next twelve months anticipates a timeline in which you will have commenced your offering and acquired your first properties by November 2015. Please revise your business plan to provide an updated timeline for such milestones.

We made the following adjustments under "Background Overview":

Although we are currently searching for properties, we expect that we will finish our Form 1-A offering statement this summer and will not be aggressive in our acquisition efforts until after we raise the capital from this Offering. We expect that we will be finished with the process of qualification by the end of the summer and finish commence our fundraising by the fall. Thereafter, we will aggressively search for properties. We believe our aggressive search will commence in January 2016. Thereafter, we hope to locate and purchase properties. We believe our first acquisitions will most likely be a single tenant retail property, but this will depend on available properties, and the realty of closing on a particular property. We hope, that by March 2016, we will have acquired our first properties. Acquisition will depend highly on our funds, the availability of those funds, availability of properties that meet or investment criteria and the size of such properties to be acquired. As we search for properties, we intend to expend capital in accordance with our Use of Proceeds. If we raise the minimum amount of $100,000, we will incur expenses related with the operation of the Company and the continuing expenses related to being a reporting company under the requirements of Tier 2, Regulation A. To finish this Form 1-A, we believe we will need a minimum of $25,000. Thereafter, we believe we will need an additional $10,000 for ongoing working capital and professional fees. Our principal, Mr. Medawar, is committed to providing the $25,000 for the completion of this Form 1-A, however, unless we are able to raise a minimal amount through this offering. This commitment is not in writing. When Mr. Medawar does provide such capital, it will most likely be in the form of a non-interest bearing promissory note that may be converted into our stock. Such terms and conditions have not been agreed to yet.

We made the following changes to our "Milestones" section:

Milestones

We hope to reach the following milestones in the next 12 months.

January 2016 – Complete our Form 1-A qualification statement.

January/February 2016 – Reach minimum raise requirement of $100,000; break escrow and search for properties

March 2016 – Purchase first property

June 2016 – We hope to locate and commence purchase of commercial and residential properties with the expectation of acquiring 5 to 10 properties (in total) by end of 2016. Although we intend on identifying 5 to 10 properties for acquisition with our proceeds, there is no guarantee that we will acquire any such properties. Acquisition will depend highly on our funds, the availability of those funds, availability of properties that meet or investment criteria and the size of such properties to be acquired.

Policies with Respect to Certain Transactions, page 31

7. We note your response to comment 9. Please revise to clarify when the Company will obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders. Please also revise to clarify when a vote of a majority of the common stockholders is required as opposed to a vote of 75% of the outstanding shares of common stock. Finally, please clarify whether this policy will be applicable to any proposed investments by you in MIGSIF, LLC.

We made the following adjustment to be more aligned with our policies:

We will adopt a policy which requires that all contracts and transactions between us, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the common stockholders. Where we are purchasing an interest in an entity or a property with more than 10% of the Company's invested capital, with a vote of majority of the outstanding shares of the common stockholders, the Company may obtain a fairness opinion or engage independent counsel to represent the interests of nonaffiliated security holders.

Prior Performance of Affiliates, page 44

8. We note your disclosure in footnotes (1) through (3) on page 44. Please revise to disclose how you determined the valuation of these properties and to explain why there is no data for these properties in the table. Please also reconcile the valuations of the three properties with your disclosure on page 41 that Mr. Medawar "is currently managing single family properties located in the northern California area approximately valued at $27 million."

We made multiple adjustments to this section to comply with this comment and comment #9:

3

Cherif Medewar is the Managing Member of MIGSIF, LLC which has bought and sold 29 single family properties since 2009. The table below summarizes the transactions in MIGSIF, LLC. This portfolio consisted of high end residential properties.

Name and Description Investment	Purchase Price	Purchase Dated	Carrying, Closing, and Improvement Costs	Sales Price	Sales Date	Profit/ (Loss)	Return on Investment(1)

2312 Washington, San Francisco, CA - Single family residence currently on the market(1)	$4,800,000	4/1/3014	$3,200,000	NA	NA	NA	NA
3323 Clay, San Francisco, CA - Single family residence currently on the market (2)	$3,500,000	8/15/2013	$3,100,000	NA	NA	NA	NA
101 Maple, San Francisco, CA - Single family residence currently on the market (3)	$3,300,000	7/9/2013	$4,800,000	NA	NA	NA	NA

4

Name and Description Investment	Purchase Price	Purchase Dated	Carrying, Closing, and Improvement Costs	Sales Price	Sales Date	Profit/ (Loss)	Return on Investment(1)

1427 Cobb, San Mateo, CA	399,100	8/10/2009	88,780	525,000	12/22/2009	37,120	7.61%
39 Ottawa, San Mateo, CA	282,000	12/8/2009	96,400	475,000	11/17/2010	96,600	25.53%
69 Rockford, Daly City, CA	435,600	1/4/2010	119,385	605,000	9/13/2010	50,015	9.01%
65 Parkview, Daly City, CA	385,000	2/11/2010	122,225	578,000	10/15/2010	70,775	13.95%
730 Niantic, Daly City, CA	451,000	5/13/2010	(179,975)	560,000	10/26/2010	288,975	106.62%
59 Northridge, Daly City, CA	567,800	6/28/2010	(351,325)	800,000	2/3/2011	583,525	269.56%
4126 Pacheco, San Francisco, CA	399,100	7/6/2010	(224,550)	560,000	12/14/2010	385,450	220.82%
408 Portola, San Francisco, CA	475,000	8/3/2010	51,014	595,000	2/1/2011	68,986	13.11%
238 Alexander, Daly City, CA	415,300	8/12/2010	44,975	502,000	10/28/2010	41,725	9.07%
63 Kissling, San Francisco, CA	665,237	8/24/2010	(222,305)	800,000	4/6/2011	357,068	80.61%
1112 Halsey, Foster City, CA	837,281	10/15/2010	15,360	919,000	12/22/2010	66,359	7.78%
319 Willits, Daly City, CA	375,750	11/18/2010	50,168	479,000	7/11/2011	53,082	12.46%
132 25th, San Francisco, CA	1,000,000	12/8/2010	541,183	2,725,000	1/25/2012	1,183,817	76.81%
156 Oak, San Francisco, CA	473,000	1/6/2011	38,905	610,000	4/12/2011	98,095	19.16%
366 Athens, San Francisco, CA	330,100	1/10/2011	42,711	478,000	3/25/2011	105,189	28.22%
5114 Diamond Heights, San Francisco, CA	420,650	1/10/2011	21,600	530,000	5/27/2011	87,750	19.84%
381 Orients, Daly City, CA	338,400	1/10/2011	38,478	449,888	8/18/2011	73,010	19.37%
769 Miller Ave., San Francisco, CA	468,692	1/12/2011	30,145	590,000	7/11/2011	91,163	18.28%
27 Moonlight, San Francisco, CA	490,500	1/18/2011	78,431	606,000	1/13/2012	37,069	6.52%
40 Lapidge, San Francisco, CA	700,000	3/9/2011	857,769	2,800,000	1/23/2013	1,242,231	79.74%
719 18th, San Francisco, CA	701,016	4/8/2011	743,984	1,855,000	7/26/2013	410,000	28.37%
2975 Lake St, San Francisco, CA	3,060,000	10/18/2011	2,475,910	7,998,000	2/28/2013	2,462,090	44.47%
353 Cifton, San Carlos, CA	750,000	3/7/2012	352,360	1,615,000	12/21/2012	512,640	46.50%
1244 Masonic, San Francisco CA	1,200,000	4/13/2012	1,216,363	3,450,000	11/22/2013	1,033,637	42.78%
246 11th Ave, San Francisco, CA	750,000	4/13/2012	724,221	1,975,000	12/14/2012	500,779	33.97%
270 Munoz, San Juan, PR	1,215,812	11/13/2012	127,509	1,525,000	10/3/2013	181,679	13.52%

___________

(1)	101 Maple St, SF CA is currently listed for $13 Million

(2)	3323 Clay St, SF CA, is currently listed for $12 Million

(3)	Washington St, SF CA is currently listed for $12Million

(4)	Return on Investment is calculated by Sales Price divided by Basis (Purchase Price plus Costs)

5

MIGSIF began its operation in August 2009 and experienced the continued decline in property prices in the bay area through the remainder of 2009, 2010 and all of 2011. The fund was able to acquire properties at the auctions in San Mateo, California and we were able to evict the defaulted owners and immediately start rehabbing each property to stage it and resell it at a profit.

The market then increased in price in 2012 and by 2013 and 2014 as well as throughout 2015 it has been a frenzy of demand with multiple offers on each property that has an "upside" potential. MIGSIF, LLC has also been able to handle these challenges in finding the right assets and attracting the right crew from architects to contractors and designers etc. to continue deploying the capital wisely and profitably.

Personally, Mr. Medawar has purchased fifteen commercial mixed use commercial properties, mostly in San Juan, Puerto Rico since 2004 that included hotels, vacation rentals, retail properties, office properties, residential rentals, and medical offices. These properties, although on the CREPR website, are owned by Mr. Medawar.

The following properties located in San Juan, Puerto Rico are owned by Mr. Medawar personally and have an estimated value of $63 million. These properties are either owned outright by Mr. Medawar or are in a special purpose entity where Mr. Medawar is the sole stakeholder in the entity. With the exception of 250 Cristo (which is based on a proforma based on previous sales), all of these values are based on a capitalization rate typical for the area. These are merely estimates and none of these properties are targets of acquisitions by the Company:

Name and Description Investment	Purchase Price	Purchase Dated	Carrying, Closing, and Improvement Costs	Sales Price	Sales Date	Profit/(Loss)	Return on Investment(1)

200 Cristo, San Juan, PR - commercial property currently rented for $3,150 and encumbered with a mortgage of $873,750	$1,400,000	7/1/2014	$250,000	NA	NA	NA	NA
204 San José San Juan, PR - commercial property currently rented for $6,600 and encumbered with a mortgage of $485,000	$2,000,000	9/1/2008	$300,000	NA	NA	NA	NA
204 San Justo, San Juan, PR - commercial property	$400,000	7/1/2015	$230,000	NA	NA	NA	NA
205 Cristo St San Juan, PR - commercial property currently rented for $6,053 and encumbered with a mortgage of $1,900,000	$1,550,000	9/1/2006	$350,000	NA	NA	NA	NA
205 San Justo San Juan, PR - mixed us property currently rented for $3,350 and encumbered with a mortgage of $320,000	$430,000	11/1/2012	$90,000	NA	NA	NA	NA
206 Cristo St, San Juan, PR - mixed use property currently rented for $15,000	$2,600,000	3/1/2006	$600,000	NA	NA	NA	NA
207 Cristo St, San Juan, PR - commercial property currently rented for $12,750	$1,900,000	11/1/2006	$200,000	NA	NA	NA	NA
211 Cristo, San Juan, PR - commercial property currently rented for $22,510	$3,500,000	12/1/2006	$100,000	NA	NA	NA	NA
213 Cristo St, San Juan, PR - mixed use property currently rented for $19,697	$2,550,000	11/1/2012	$150,000	NA	NA	NA	NA
250 Commercial, San Juan, PR - commercial building rented for $5,300	$4,080,000	12/1/2008	$2,600,000	NA	NA	NA	NA
250 Tanca St., Old San Juan - commercial building rented for $10,500	$1,400,000	12/1/2005	$250,000	NA	NA	NA	NA
251 A Cristo - commercial building rented for $5,400 and encumbered with a mortgage of $485,000	$800,000	1/1/2013	$50,000	NA	NA	NA	NA
253 Tanca St, Old Jan Juan - commercial buidling rented for $2,900	$425,000	6/1/2005	$375,000	NA	NA	NA	NA
255 Tanca, Old San Juan - commercial building rented for $6,500 and encumbered with a debt of $5,600,000	$915,000	3/4/2015	$600,000	NA	NA	NA	NA
69-71 San Francisco St. Old San Juan - Commercial building rented for $23,690	$1,880,000	3/1/2006	$70,000	NA	NA	NA	NA

6

9. We note your tabular disclosure of properties owned by Mr. Medawar in Puerto Rico on page 45. For each property, please revise to disclose the purchase price, the property type, whether it was a new, used, or construction property, and whether it was sold.

Please see our answers above.

10. We note your disclosure on page 45 that the valuations regarding the properties owned by Mr. Medawar are provided by Mr. Medawar and therefore should not be relied upon by the potential investor. This statement appears to disclaim the issuer's responsibility for information in the offering statement. As this is not consistent with the liability provisions of the Securities Act, please revise the disclosure to remove this disclaimer.

We have removed this disclaimer.

UNITED GROUP FUND, INC.

7